Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

November 23, 2015

Exhibit 99.1

Letter from Diebold CEO Andy Mattes to Employees

Today marks the biggest event in our company’s history. We have announced an agreement to combine Diebold and Wincor Nixdorf – creating a premier self-service company for financial and retail markets. Thanks to your hard work and continued focus on our Diebold 2.0 plan, we are ready for this huge step in our transformation!

Watch this video [link to https://www.youtube.com/watch?v=TdjlcOc3lt0], where I share more about what this means for our company.

Let’s continue providing our customers with the highest levels of support they have come to expect and rely on. There’s a lot more to come, and I hope you share my excitement about our future.

Thank you.

Exhibit 99.2

Letter from Diebold CEO Andy Mattes to Customers

At Diebold, we deeply value our customer relationships. We understand the importance of communicating with you and keeping you up to date as it relates to our business and the progress in executing our global strategy.

I am pleased to share that Diebold has signed a definitive agreement to combine with Wincor Nixdorf, creating a premier self-service organization for the global financial and retail marketplace. Today, we take the next step toward our transformation in becoming a services-led, software enabled company, built on a platform of innovative systems.

Both Diebold and Wincor Nixdorf are recognized leaders in the industry, and together will be even stronger. For our valued customers it means:

•	The companies’ complementary markets and geographies will provide an opportunity to strengthen our relationship with you on a global scale, and enable greater access to the talent and resources that help your business thrive.

•	In the face of tremendous change in our industry, this combination will merge the best and brightest minds to further enhance our research and development efforts in delivering the most fully integrated and transformative portfolio of solutions to support you in your branch transformation, digital banking, retail automation and mobile payment initiatives.

We’ve created this video [link to http://www.diebold.com/dieboldwincor], where I share more about what this means for our company and for you.

This is the start of a long journey as we navigate our way through the necessary regulatory and compliance requirements to combine our companies. For now, we remain separate, and there is no change to how we do business. You can continue to expect the superior products and services we deliver to you today.

Over the coming months, as we progress through this process, we’ll continue to keep you updated and informed, knowing that clear communications are a cornerstone to our relationship. Thank you for your ongoing business and valued partnership.

Regards,

Andy Mattes

CEO, Diebold, Incorporated

Exhibit 99.3

Transcript of Video of Diebold CEO Andy Mattes Distributed to Diebold Employees

Andy Mattes, CEO

Ladies and gentleman, the time is now. This is an incredible moment in the history of our company. It’s the biggest move our company has made in the last 155 years. We’re basically growing our revenue by 60, 70 percent in one major step. This is huge!

It’s not that many times that in your career you have the opportunity to shape something that’s so new and so big and so groundbreaking. Will there be a lot of work? Absolutely. Scopes will change, responsibilities will change. But it’s all to work for a much greater good, for a much bigger company. It’s just extremely exciting to think about the opportunities that we will have as a combined company. This transaction truly takes us from being an international company to a true global company. We will pool the brightest minds around the globe to provide better services, better solutions, better software offerings for our customers. We basically double our R&D investment, we’re doubling the size of our software engineers, and all to create more solutions around branch automation, omnichannel, mobile payments. We can drive the industry, we can drive innovation, and that’s exactly what our customers want from us. Nothing is going to happen tomorrow. Until the deal clears all the legal authorities, both companies will remain independent, will do the job at hand and will focus at the task at hand, which predominantly is making sure we really close out a very strong Q4. So while half of your brain should be really excited about all the good things that are going to come, the other half of your brain should really focus on closing the year out strong and to make sure that we go into this new partnership on a very solid foundation of good orders, good revenue and good margins. This is a very big day for Diebold, it’s a very big day for our colleagues at Wincor Nixdorf, and it’s a very big day for the industry. Thank you very much.

Exhibit 99.4

Transcript of Video of Diebold CEO Andy Mattes Posted to Diebold, Incorporated Website

Andy Mattes, CEO, Diebold

“Today we announce the combination of two great companies to form a powerhouse in the self-service industry for financial institutions and retailers alike. The market is changing, our customers are changing. They’re reinventing their business model. They’re looking for a partner to take them on a long-term journey. And that’s exactly what we’re creating today. Both organizations genuinely want to do right for its customers. We’ve done so over many, many years. We’re extremely complementary in our setups in the market. If you take a look at our go forward revenue, Diebold-Nixdorf, our new company, will have about 40 percent of its business in the Americas, 40 percent of its business in EMEA and 20 percent in APJ. So it’s going to be a very balanced approach. The deal will finally be closed once all the authorities have approved, expected to be in the summer timeframe of 2016. Until then, both companies will remain independent, will be competitors in the market, but our customers will continue to get the great service and the great support that they’re used to, both from Diebold as well as Wincor Nixdorf. Today is a great day for all our stakeholders, but especially for our customers. We’re super excited about the deal. I’m even more excited about the opportunities, the solutions, the software offerings, the service offerings, the value service offerings that we will be able to generate for all our customers around the globe.”

Exhibit 99.5

Fortune Article

Diebold Tweaks Offer to Get Wincor Nixdorf Deal Done

by Barb Darrow @gigabarb November 23, 2015, 9:40 AM EST

Shareholders offered less cash but more stock to close deal that should help Diebold compete more broadly with ATM rival NCR.

A month after it announced plans [link to http://www.reuters.com/article/2015/10/19/us-wincor-nixdorf-m-a-diebold-idUSKCN0SD1XV20151019#WIxqVZ2Ab1EDIT5f.97] to buy ATM competitor Wincor Nixdorf for about $1.9 billion (€1.7 billion), Diebold is back with a new, tweaked offer [link to http://www.diebold.com/~/media/diebold/diebold-wincor-documents/diebold-wincor-nixdorf-press-release-english.pdf].

Diebold (DBD ▼ -7.73%) [link to http://fortune.com/fortune500/diebold-743/], the world’s third largest maker of ATMs, is extending a voluntary tender offer to buy Windor Nixdorf (WNXDY ▲ 1.97%) [link to http://fortune.com/company/wnxdy/] for $41.44 per share (€38.98) in cash plus 0.434 in Diebold common shares. While that still values Wincor Nixdorf, including debt, at about $1.8 billion (€1.7 billion), shareholders would now get more Diebold stock and less cash compared with the $55.87 (€52.50) per share offered before.

The reason for the changes was that Diebold shares rose 19% since the initial offer [link to http://www.wsj.com/articles/diebold-to-announce-official-offer-for-wincor-within-days-1448045000?alg=y].

Diebold, of North Canton, Ohio, is strong in the banking and voting machine business in North America. Wincor Nixdorf is based in Paderborn, Germany, and so should bolster Diebold’s presence in the E,U. The goal is to strengthen its presence in banking and retail payment machines and services.

A combined Diebold-Wincor Nixdorf would have had pro forma revenue of roughly $5.2 billion for the 12 months ended Sept. 30, 2015, and a bigger entity would presumably give NCR (NCR ▼ -0.37%) [link to http://fortune.com/fortune500/ncr-412/], the top provider of ATMs, a run for its money.

If the deal goes through, the combined company will go by Diebold Nixdorf and retain dual headquarters in North Canton and Paderborn.

Exhibit 99.6

Reuters Breakingviews Article

German Lessons

23 November 2015 | By Olaf Storbeck [link to http://www.breakingviews.com/olaf-storbeck/3897.bio]

Diebold’s $1.8 billion purchase of German rival Wincor Nixdorf <WING.DE> may have repercussions well beyond the companies’ sector. The U.S. maker of automated teller machines is creating an industry leader with a worldwide market share of about 35 percent. Unusually, it is also being done without help from an anchor shareholder.

German managers traditionally scowl on selling out to foreign bidders. In the past, anchor shareholders were needed to twist arms in reluctant boards. Think of Celesio, the German drug wholesaler, which went to U.S. rival McKesson in 2014. That deal happened largely because Celesio’s struggling majority owner Haniel pushed for it.

Wincor Nixdorf has a free float of 100 percent, so there was no such factor at play. Initially, its management seemed to view Diebold’s approach with traditional scepticism. But its eventual consent suggests German boards no longer see independence as sacrosanct. Good financial terms helped. Diebold is offering Nixdorf’s shareholders $1.4 billion in cash and new shares worth $430 million, using Diebold’s undisturbed share price on Oct. 16.

That, compared to Nixdorf’s undisturbed share price on the same day, is a premium of around 35 percent.

The companies say annual costs can be squeezed by $160 million after three years, while one-off costs are in a similar magnitude. Taxed with Diebold’s effective tax rate of 29 percent, and capitalised using a multiple of 10, the net present value of the synergies is around $760 million, a Breakingviews calculation shows. That’s about a quarter of the two companies’ combined pre-deal market values.

Nixdorf shareholders, who will own 17 percent of the combined company after the closing, will share in those benefits. Nixdorf will also have three representatives on Diebold’s board while the target’s headquarters in Paderborn and its Frankfurt listing will be left alone.

The absence of an arm-twisting anchor shareholder makes this tie-up unusual. In future, more anchor-less German companies may be bought by American predators – especially if, as with Nixdorf, attractive strategic and financial rationale are coupled with corporate governance concessions.

Context News

U.S. automated teller machine maker Diebold has launched a $1.8 billion cash-and-share offer for german rival Wincor Nixdorf. The two expect to form the world’s largest ATM maker, the companies said on Nov. 23.

For every Wincor Nixdorf share, Diebold is offering 38.98 euros in cash and 0.434 of a common Diebold share. Including debt, the offer values Wincor Nixdorf at 1.7 billion euroes. Wincor Nixdorf shares rose 5.3 percent to 48.21 euros in morning trading on Nov. 23.

Both companies said on Oct. 17 they had entered exclusive talks. Based on Diebold’s share price before that announcement, the offer represents an implied value of 52.50 euros per Wincor share, a premium of about 35 percent.

Exhibit 99.7

Reuters Article

Deals | Mon Nov 23, 2015 2:11am EST

ATM maker Diebold offers $1.8 billion for German peer Wincor Nixdorf

FRANKFURT

U.S. automated teller machine maker Diebold Inc (DBD.N) [link to http://www.reuters.com/finance/stocks/overview?symbol=DBD.N] has launched a $1.8 billion cash and share offer for German rival Wincor Nixdorf AG (WING.DE) [link to http://www.reuters.com/finance/stocks/overview?symbol=WING.DE] to form the world’s largest ATM maker, the companies said on Monday.

Diebold has offered for every Wincor Nixdorf share 38.98 euros in cash and 0.434 of a common Diebold share.

Both companies said on Oct. 17 they had entered exclusive talks. Based on Diebold’s share price before that announcement, the offer represents an implied value of 52.50 euros per Wincor share, a premium of about 35 percent.

Including debt, the offer values Wincor Nixdorf at 1.7 billion euros, or $1.8 billion.

Wincor Nixdorf shares were indicated to open 11.3 percent higher, according to pre-market data at broker Lang & Schwarz.

A combination of Wincor Nixdorf and Diebold would lead to a global market leader in automated teller machines, with a market share of about 35 percent, leaving NCR (NCR.N) [link to http://www.reuters.com/finance/stocks/overview?symbol=NCR.N], the global number two, with an estimated share of 25 percent, analysts have said.

The deal which is expected to yield at least $160 million in annual costs savings, will be subject to an acceptance rate of at least 67.6 percent of all Wincor shares.

Wincor Nixdorf has been looking for ways to secure its future as it suffers a weak retail banking market in Germany, deteriorating business in Russia and China, a sluggish recovery in European investment spending and falling prices for ATMs.

Its operating profit (EBITA) dropped 86 percent to 22 million euros in its 2014/15 financial year which ended in September as it restructured its business and cut jobs, and it paid no dividend for the year.

($1 = 0.9395 euros)

(Reporting by Harro ten Wolde and Kirsti Knolle; Editing by Muralikumar Anantharaman)

Exhibit 99.8

New York Times Dealboook Article

Diebold to Acquire Wincor Nixdorf for $1.8 Billion, Including Debt

By CHAD BRAY NOV. 23, 2015

LONDON — Diebold [link to http://topics.nytimes.com/top/news/business/companies/diebold-inc/index.html?inline=nyt-org], the American maker of automated teller machines and financial software, said on Monday that it had agreed to acquire Wincor Nixdorf, a German provider of information technology services to the financial industry and retailers, in a cash-and-share deal.

The transaction valued Wincor Nixdorf at 1.7 billion euros, or about $1.8 billion, including debt. It would create the world’s largest maker of A.T.M.s and extend the reach of the two companies: Diebold is strong in the Americas, and Wincor Nixdorf is strong in Europe.

Under the terms of the deal, Diebold said it would pay about €52.50 a share for Wincor Nixdorf in cash and stock, representing a 35 percent premium over Wincor Nixdorf’s closing price in mid-October, when the companies confirmed they were in talks [link to http://news.diebold.com/press-releases/diebold-in-discussions-with-wincor-nixdorf-on-potential-business-combination.htm].

The combined company would have had pro forma revenue of about $5.2 billion for the 12 months ended Sept. 30. That would exclude revenue from Diebold’s North America electronic security business, which it recently agreed to divest.

“Our new company will be well positioned for growth in high-value services and software — particularly in the areas of managed services, branch automation, mobile and omnichannel solutions — across a broader customer base,” Andy W. Mattes, the Diebold president and chief executive, said in a news release [link to http://www.diebold.com/~/media/diebold/diebold-wincor-documents/diebold-wincor-nixdorf-press-release-english.pdf].

Mr. Mattes would serve as chief executive of the combined company, while Eckard Heidloff, the Wincor Nixdorf chief executive, would be its president.

The transaction requires Wincor Nixdorf’s investors to agree to sell at least 67.6 percent of the company’s outstanding shares to Diebold and is subject to regulatory approval.

Diebold would pay €39.98 in cash and 0.434 Diebold shares for each share of Wincor Nixdorf.

The company would be called Diebold Nixdorf and have its registered offices in North Canton, Ohio. It would have headquarters in North Canton and in Paderborn, Germany.

The company would list its shares in New York and Frankfurt.

After the completion of the deal, the companies said they would expect to achieve about $160 million in annual cost savings.

Credit Suisse and JPMorgan Chase and the law firm Sullivan & Cromwell are advising Diebold, while Goldman Sachs and the law firm Freshfields Bruckhaus Deringer are advising Wincor Nixdorf.

Exhibit 99.9

Bloomberg Article

Diebold Agrees to Buy Wincor Nixdorf for About $1.9 Billion

by Stefan Nicola StefanNicolaBBG [link to https://twitter.com/StefanNicolaBBG]

November 23, 2015 — 1:03 AM EST Updated on November 23, 2015 — 3:15 AM EST

•	An employee uses a hand tool while working on the underside of a key pad unit of an automated teller machine (ATM) on the production line at Wincor Nixdorf AG in Paderborn. Photographer: Martin Leissl/Bloomberg

•	Wincor shareholders to receive 54.32 euros in cash, stock

•	Combination set to create biggest ATM maker, overtaking NCR

Diebold Inc. agreed to buy German rival Wincor Nixdorf AG for about 1.8 billion euros ($1.9 billion) to create the biggest maker of cash machines and security systems with more than $5 billion in sales.

Wincor investors will receive cash and stock valued at 54.32 euros a share, based on Friday’s closing price for North Canton, Ohio-based Diebold, according to a statement Monday from the companies. That’s 40 percent above where Wincor closed Oct. 16, the day before the two said they were in talks.

The two companies combined will have a market share of about 35 percent, ahead of NCR Corp. with an estimated 25 percent, according to Kepler Cheuvreux. Buying Paderborn-based Wincor gives Diebold a bigger presence in Europe, where it now generates less than 15 percent of sales. Wincor gets about 70 percent of its 2.47 billion euros in sales there. Founded in 1859, Diebold has about 16,000 employees.

“This is a good opportunity for the combined company and I see long-term potential,” Wolfgang Donie, an analyst at Nord/LB, said by phone from Hanover. “Diebold is strong in the U.S. and Wincor in Europe, so they complement each other well regionally.”

The combined entity will be called Diebold Nixdorf. The deal marks Diebold’s largest acquisition, topping the purchase of Brazilian ATM maker Procomp for $225 million in 1999, according to data compiled by Bloomberg. When taking into account Wincor’s net debt, the deal is valued at about $1.8 billion, Diebold said.

Wincor rose 4.9 percent to 48.03 euros at 9:15 a.m. in Frankfurt. Diebold gained 3.5 percent to $37.51 in New York Friday, giving the company a market value of $2.4 billion.

Wincor builds hardware and software, including ATMs and cash registers, for banks and retailers. The company used to be owned by engineering giant Siemens AG before it was sold to private-equity investors in 1999. It held an initial public offering in 2004 and currently operates in 130 countries with about 9,000 employees. Wincor announced a restructuring program including 1,100 job cuts amid declining sales and profit in April, citing slowing hardware revenue and a deterioration in Russia and China.

There’s a high chance the deal will be completed because antitrust issues look “manageable,” Kepler Cheuvreux’s Stefan Augustin said last month.

Bankers from Credit Suisse Group AG and JPMorgan Chase & Co. advised Diebold, and Sullivan & Cromwell LLP served as legal adviser. JPMorgan and Credit Suisse are also providing financing for the transaction. Goldman Sachs Group Inc. advised Wincor Nixdorf, with Freshfields Bruckhaus Deringer LLP, who served as legal adviser.

Exhibit 99.10

CNBC Article

ATM maker Diebold offers $1.8B for German rival

Reuters

Transcript of Video Preceding CNBC Article

Narrator: This ATM maker is willing to dispense some real cash. Diebold has made an offer to German rival Wincor Nixdorf for 1.8 billion dollars. If Diebold is successful in closing this deal, it would become the world’s largest ATM maker. Wincor Nixdorf has been searching for new ways to secure itself. The German company is facing a declining market, a struggling business in Russia and China, and falling ATM prices. Its operating profit fell a staggering 86% last year when it restructured the business and cut jobs. The bottom line, taking Diebold’s offer could help save Wincor Nixdorf.

U.S. automated teller machine maker Diebold [link to http://data.cnbc.com/quotes/DBD] has launched a $1.8 billion cash and share offer for German rival Wincor Nixdorf [link to http://data.cnbc.com/quotes/WIN-DE] to form the world’s largest ATM maker, the companies said on Monday.

Diebold has offered for every Wincor Nixdorf share 38.98 euros in cash and 0.434 of a common Diebold share.

Both companies said on October 17 they had entered exclusive talks. Based on Diebold’s share price before that announcement, the offer represents an implied value of 52.50 euros per Wincor share, a premium of about 35 percent.

Including debt, the offer values Wincor Nixdorf at 1.7 billion euros, or $1.8 billion.

Wincor Nixdorf shares were indicated to open 11.3 percent higher, according to pre-market data at broker Lang & Schwarz.

A combination of Wincor Nixdorf and Diebold would lead to a global market leader in automated teller machines, with a market share of about 35 percent, leaving NCR, the global number two, with an estimated share of 25 percent, analysts have said.

The deal which is expected to yield at least $160 million in annual costs savings, will be subject to an acceptance rate of at least 67.6 percent of all Wincor shares.

Wincor Nixdorf has been looking for ways to secure its future as it suffers a weak retail banking market in Germany, deteriorating business in Russia and China, a sluggish recovery in European investment spending and falling prices for ATMs.

Its operating profit (EBITA) dropped 86 percent to 22 million euros in its 2014/15 financial year which ended in September as it restructured its business and cut jobs, and it paid no dividend for the year.

Exhibit 99.11

Finextra Article

Diebold agrees $1.8 billion takeover of Wincor Nixdorf

US ATM manufacturer Diebold has agreed a $1.8 billion takeover of Wincor Nixdorf, creating a company with an installed base of one million cash machines worldwide and combined revenues of $5.2 billion.

Under the terms of the agreement, Diebold will offer Wincor Nixdorf shareholders €38.98 in cash plus 0.434 Diebold common shares per Wincor Nixdorf share, representing a premium of approximately 35% over the German firm’s closing share price in mid-October when the deal was first mooted. The combined company will operate under the moniker Diebold Nixdorf.

In its latest set of interims, Wincor Nixdorf reported a a continued decline in net sales for the first nine months of the year and a significant fall in operating profits. Operating profit (EBITA) after restructuring expenses amounted to €40 million (€92 million), down 57% on the figure posted for the same period a year ago.

The company has allocated €80 million to a restructuring programme this year that aims to boost its software business while drastically reducing its reliance on hardware sales.

Diebold says it will continue to support the restructuring effort and is targeting $160 million in annual cost synergies. The firm says there will be no further job cuts among the German workforce beyond those already agreed with labour unions under the current programme.

Eckard Heidloff, CEO, Wincor Nixdorf, says: “We are convinced that our employees will benefit from being part of an even stronger, more global organization that is well positioned for the age of digitalisation.”

Upon completion, Heidloff will be president of the combined company, with Diebold’s Andy Mattes acting as CEO.

Diebold Nixdorf will compete head on with ATM rival NCR, which earlier this month received a $820 million injection from private equity giant Blackstone as it too looks to diversify and embark on a transformation into a software and services firm.

Exhibit 99.12

CantonRep.com Article

Diebold to buy German ATM maker for $1.8 billion

The combined company will be named Diebold Nixdorf.

By CantonRep.com staff report

Posted Nov. 23, 2015 at 7:40 AM

Updated at 7:45 AM

GREEN

Diebold has reached a deal to buy a German ATM maker for $1.8 billion.

Diebold and Wincor Nixdorf AG announced the deal Monday.

The new company will be called Diebold Nixdorf and will be operated from headquarters in Green and Paderborn, Germany. The company’s shares will be listed on the New York and Frankfurt stock exchanges.

The deal has been approved by Diebold’s board of directors and Wincor Nixdorf’s supervisory board.

Diebold will offer Wincor Nixdorf shareholders 38.98 euros in cash plus 0.434 Diebold common shares per Wincor Nixdorf share.

The combined company will have revenue of approximately $5.2 billion for the 12 months that ended Sept. 30.

Exhibit 99.13

Financial Times Article

Diebold launches €1.7bn bid for Wincor Nixdorf

James Shotter in Frankfurt

23 November 2015

Financial Times

US group Diebold has launched a €1.7bn bid for its German peer Wincor Nixdorf, in a move that would create the world’s largest maker of cash machines.

The tie-up would give the new entity, which will be called Diebold Nixdorf, combined sales of about €4.8bn, the groups said, and pair Diebold’s strength in the Americas with Wincor’s presence in Europe.

The combined group will operate almost 1m cash machines around the world, and will have a market share of 34 per cent, putting it ahead of US rival, NCR Corp, which controls about 27 per cent of the market, according to RBR, a consultancy.

Andy Mattes, chief executive of Diebold, said that the deal would leave both groups better placed to respond to the “unprecedented” pace of change in the financial sector. “We will have the scale, strength and flexibility to help our customers through their own business transformation,” he said.

Cash-machine operators have come under pressure in recent years as the rise of ecommerce and online banking has coincided with growing pressure on capital spending at banks in the wake of the financial crisis.

Wincor embarked on a restructuring programme in April after its net profit in the preceding six months came in 31 per cent lower than a year earlier.

Analysts said that as well as providing geographic expansion, the deal would also reinforce the two companies’ efforts to sell not just cash machines, but also the software and services to go with them.

“Hardware is a commoditised business. There is pricing pressure everywhere you look. Where you make money is on the services and software side,” said Meghna Ladha, an analyst at Susquehanna Financial Group.

Mr Mattes will head the new company, while his counterpart at Wincor, Eckard Heidloff, will become president.

Diebold will offer Wincor shareholders €38.98 in cash plus 0.434 Diebold shares for each Wincor share. Based on Diebold’s last share price before the two companies said last month that they were in talks, the offer equates to €52.50 per Wincor share, or a 35 per cent premium.

The management board and supervisory board of Wincor said that they intended to recommend that shareholders accept the offer.

Diebold said that it intended to raise $2.8bn in debt to fund the transaction, as well as to refinance the existing debt of both companies, and provide the new group with liquidity.

The deal would leave the new company with net debt worth about four times its earnings before interest, tax, depreciation and amortisation. The groups said that they intended to cut the ratio to below three times within three years, in part by paying less generous dividends.

JPMorgan and Credit Suisse advised Diebold on the deal, while Wincor was advised by Goldman Sachs.

Shares in Wincor were up 5.5 per cent at €48.27 in morning trading in Frankfurt. Shares in Diebold closed up 3.5 per cent at $37.51 on Friday.

Exhibit 99.14

Diebold – Social Media Communications, Twitter

The following communications were made available by posts on Twitter:

Tweet 1: #Diebold & #Wincor have entered a business combination agreement. Details: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668673934028578816]

Tweet 2: Learn about #Diebold & #Wincor combination agreement: Webcast @ 8:00AM EST http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668768504170983424]

Tweet 3: #Diebold & #Wincor combination creates runway for growth. Webcast @ 8AM EST http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668770984434888705]

Tweet 4: Combination of #Diebold & #Wincor meets all key criteria. Webcast @ 8AM EST http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668772261059362818]

Tweet 5: Time never better for combination of #Diebold & #Wincor. Webcast @ 8AM EST http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668773522425024513]

Tweet 6: #Diebold & #Wincor announce signing of combination agreement. Details: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668776092157652992]

Tweet 7: Learn more about today’s #Diebold #Wincor Nixdorf business combination news: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668783614570573824]

Tweet 8: #Diebold & #Wincor combines global innovators in #banking & #retail Details: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668783614570573824]

Tweet 9: #Diebold #Wincor combination will lead in mobile and value-added services: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668806264713949184]

Tweet 10: More coverage of #Diebold & #Wincor combination via @FinancialTimes Important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668819242683355136]

Tweet 11: More on #Diebold & #Wincor combination via @CNBCWorld http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668824300154146816]

Tweet 12: More on #Diebold & #Wincor combo via @Finextra http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668826852925038592]

Tweet 13: Coverage of #Diebold & #Wincor combination via http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668829476118241282]

Tweet 14: Innovation accelerated via significant scale of #Diebold & #Wincor combo http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668836691415662592]

Tweet 15: Thoughts via @Reuters on #Diebold & #Wincor http://dbdinc.co/1Ib85FV Details: http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668838251399114752]

Tweet 16: Thoughts via @Breakingviews on Diebold Wincor http://dbdinc.co/1Ib85FV Details http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668840938849116161]

Tweet 17: Perspective via @business on #Diebold #Wincor http://dbdinc.co/1YpzX2p Details http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668845198500306944]

Tweet 18: Thoughts via @Breakingviews on Diebold Wincor Details http://dbdinc.co/1N9zk9t http://dbdinc.co/21cfGQa important info http://dbdinc.co/1HhohL6

[Link to: https://twitter.com/DieboldInc/status/668849423330471936]

Tweet 19: Diebold Wincor thoughts via @FortuneMagazine http://dbdinc.co/1I6xF4n Details http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668853461568614400]

Tweet 20: #Diebold & #Wincor coverage via @nytimes http://dbdinc.co/1QEfzta Details http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668855741369970689]

Tweet 21: Diebold Wincor: reinventing ATMs via @ftvideo http://dbdinc.co/1HiClUr Details http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668864015557394432]

Tweet 22: Creating a runway for growth: #Diebold & #Wincor combination Details: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668874190498328577]

Tweet 23: #Diebold & #Wincor:innovative service solutions spanning complete value chain http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668881753797345280]

Tweet 24: #Diebold & #Wincor to deliver fully integrated software and self-service tech http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668889286788300800]

Diebold Social Media Communications, LinkedIn

The following communications were made available by posts on LinkedIn:

Post 1: Diebold and Wincor Nixdorf have entered into a business combination agreement in which Diebold will launch a voluntary public tender offer for all of Wincor Nixdorf’s outstanding shares. Details here: http://dbdinc.co/1HhohL6 Important information:http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 2: The Diebold and Wincor Nixdorf business combination agreement brings together leading global innovators in banking and retail technologies in rapidly transforming industries. Details here: http://dbdinc.co/1HhohL6 important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Diebold Social Media Communications, Facebook

The following communications were made available by posts on Facebook:

Post 1: Diebold, Inc. 11 hrs ·

Diebold and Wincor Nixdorf have entered into a business combination agreement in which Diebold will launch a voluntary public tender offer for all of Wincor Nixdorf’s outstanding shares. Details here:http://dbdinc.co/1HhohL6

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section.

Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation will be published via an electronically operated information distribution system in the United States. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.

[Link to: https://www.facebook.com/DieboldInc/posts/10153411599329480]

Exhibit 99.15

Letter from Diebold to Suppliers/Partners

November 23, 2015

Dear [supplier/partner],

We are pleased to inform you that today Diebold announced its intention to combine with Wincor Nixdorf, creating a premier self-service company for financial and retail markets. As one of our trusted [suppliers/partners], we wanted to share this exciting news with you and what it means for the future.

The combination brings together leading innovators in value-added services, branch automation and omnichannel experiences to create an industry leader focused on the entire value chain — consult, design, build and operate — to help financial institutions and retailers succeed in their business transformation journey. As one company, Diebold and Wincor Nixdorf will be in a strong position to help you take advantage of the opportunities that come at this turning point in our industry.

Andy Mattes, Diebold president and chief executive officer, will be CEO of the combined company, to be called “Diebold Nixdorf” following the completion of the offer and subject to certain approvals. The combined company will have registered offices in North Canton, Ohio, and will be operated from headquarters in North Canton and Paderborn, Germany.

It is important to us that this combination does not disrupt our relationship in any way, and there will be no immediate changes to how we do business. Until the transaction is legally completed, we remain two independent companies. We and Wincor Nixdorf will continue to use the Diebold and Wincor Nixdorf names and brands separately and to operate independently, and you will continue to be served by your current Diebold and/or Wincor Nixdorf representatives. If you have questions, please contact [your local supplier/partner representative].

This is an exciting time for all of us. The pace of transformation we now see in our industry is unprecedented, and we hope you share our enthusiasm about the opportunities ahead.

We will of course keep you informed of any future developments, and please contact me if you wish to raise anything in the meantime.

Yours sincerely,

[Diebold representative]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation will be published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.